UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )1

ALLIANCE BANCORP, INC. OF PENNSYLVANIA

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

01890A 10 8

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

____________________________

     1      The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 01890A 10 8	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alliance Bank Employee Stock Ownership Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 176,557
	6.	SHARED VOTING POWER 144,810
	7.	SOLE DISPOSITIVE POWER 176,557
	8.	SHARED DISPOSITIVE POWER 144,180
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,367
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12.	TYPE OF REPORTING PERSON EP

CUSIP NO. 01890A 10 8	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Alliance Bancorp, Inc. of Pennsylvania

Item 1(b).	Address of Issuer's Principal Executive Offices:

541 Lawrence Avenue
Broomall, Pennsylvania 19008

Item 2(a).	Name of Person Filing:

Alliance Bank Employee Stock Ownership Plan

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Avenue
Broomall, Pennsylvania 19008

Item 2(c).	Citizenship:

Pennsylvania

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

01890A 10 8

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

(f) [X]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 01890A 10 8	13G	Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

321,367 shares of Common Stock

(b)	Percent of class: 5.9% (based on 5,474,437 shares of Common Stock issued and outstanding as of December 31, 2011)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 176,557__________________
(ii)	Shared power to vote or to direct the vote 144,810________________
(iii)	Sole power to dispose or to direct the disposition of 176,557_________
(iv)	Shared power to dispose or to direct the disposition of 144,810_______

The Alliance Bank Employee Stock Ownership Plan (the “ESOP” or the “Reporting Person”) is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the benefit of participating employees and their beneficiaries.  The ESOP’s assets are held in trust by the trustees, currently Dennis D. Cirucci, William E. Hecht and Joseph M. Vetter (the “Plan Trustees”).  The number of shares listed as beneficially owned represents the number of shares of Common Stock held in the ESOP by the Plan Trustees as of December 31, 2011.  As of December 31, 2011, 144,810 shares of Common Stock in the ESOP were allocated to individual accounts established for participating employees and their beneficiaries and 176,557 shares of Common Stock were unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustees (who have shared voting and dispositive power over the allocated shares), subject to the fiduciary duties of the Plan Trustees and applicable law.  Any unallocated shares of Common Stock are generally voted by the Plan Trustees in same manner that the majority of the shares that have been allocated are actually voted,  subject to the fiduciary duties of the Plan Trustees and applicable law.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable since the reporting entity owns more than 5% of the class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts.  Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the Reporting Person to acquire Common Stock.

CUSIP NO. 01890A 10 8	13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable since the Reporting Person is not a member of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable since the Reporting Person is not a member of a group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 01890A 10 8	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This report is not an admission that the Plan Trustees are the beneficial owners of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

ALLIANCE BANK EMPLOYEE STOCK
OWNERSHIP PLAN

January 27, 2012	By:	/s/Dennis D. Cirucci
Dennis D. Cirucci, Trustee

January 27, 2012	By:	/s/William E. Hecht
William E. Hecht, Trustee

January 27, 2012	By:	/s/Joseph M. Vetter
Joseph M. Vetter, Trustee